Exhibit 99.4

Oklo Inc.
2024 Equity Incentive Plan
Notice of Restricted Stock Unit Award

You have been granted Restricted Stock Units (“RSUs”), each representing the right to receive one share of the Class A common stock of Oklo Inc. (the “Company” and each share, a “Common Share”) on the following terms:

Name of Recipient:	«Name»

Total Number of RSUs Granted:	«TotalRSUs»

Date of Grant:	«DateGrant»

Vesting Schedule:	[__________________], provided that you remain in continuous service as an Employee or Consultant (“Service”) through each such date.

You and the Company agree that these RSUs are granted under and governed by the terms and conditions of the Company’s 2024 Equity Incentive Plan (the “Plan”) and the Restricted Stock Unit Award Agreement, both of which are attached to, and made a part of, this document. Capitalized terms not otherwise defined herein shall have the meanings assigned to such terms in the Plan.

You further agree to comply with the Company’s Insider Trading Policy when selling shares of the Company’s common stock.

Oklo Inc.
2024 Equity Incentive Plan

Restricted Stock Unit Award Agreement

Grant of RSUs

Subject to all the terms and conditions set forth in the Notice of Restricted Stock Unit Award (the “Grant Notice”), this Restricted Stock Unit Award Agreement (the “Agreement”) and the Plan, the Company has granted to you the number of RSUs set forth in the Grant Notice.

All capitalized terms used in this Agreement shall have the meanings assigned to them in this Agreement, the Grant Notice or the Plan.

Nature of RSUs	Your RSUs are bookkeeping entries. They represent only the Company’s unfunded and unsecured promise to issue Common Shares on a future date. As a holder of RSUs, you have no rights other than the rights of a general creditor of the Company.

Payment for RSUs	No payment is required for the RSUs that you are receiving.

Vesting

The RSUs vest in accordance with the vesting schedule set forth in the Grant Notice.

Unless otherwise determined by the Administrator, in no event will any additional RSUs vest after your Service has terminated for any reason unless expressly provided in a written agreement between you and the Company.

Termination of Service/Forfeiture	Unless otherwise determined by the Administrator, if your Service terminates for any reason, then your RSUs will automatically be forfeited to the extent that they have not vested before the termination date and do not vest in connection with the termination of your Service.

Leaves of Absence and Part-Time Work

For purposes of this award, your Service does not terminate when you go on a military leave, a sick leave or another bona fide leave of absence, if the leave was approved by the Company in writing and if continued crediting of Service is required by applicable law, the Company’s leave of absence policy or the terms of your leave. However, your Service terminates when the approved leave ends, unless you immediately return to active work.

If you go on a leave of absence, or if you commence working on a part-time basis, the Company may adjust the vesting schedule in accordance with applicable law and the Company’s leave of absence policy or the terms of your leave or so that the rate of vesting is commensurate with your reduced work schedule, as applicable.

Settlement of RSUs

Each RSU must be settled on or following the applicable vesting date, but in no event later than March 15 of the calendar year after the calendar year in which the RSU vests.

Notwithstanding the foregoing, the Company may delay any payment under this Agreement that the Company reasonably determines would violate applicable law until the earliest date the Company reasonably determines the making of the payment will not cause such a violation (in accordance with Treasury Regulation Section 1.409A-2(b)(7)(ii)); provided the Company reasonably believes the delay will not result in the imposition of excise taxes under Section 409A.

At the time of settlement, you will receive one Common Share for each vested RSU.

Section 409A

Unless you and the Company have agreed to a deferred settlement date (pursuant to procedures that the Company may prescribe at its discretion), settlement of these restricted stock units is intended to be exempt from the application of Code Section 409A pursuant to Treasury Regulation 1.409A-1(b)(4) and shall be administered and interpreted in a manner that complies with such exception.

Each installment of RSUs that vests is hereby designated as a separate payment for purposes of Code Section 409A.

Section 12.3 of the Plan is hereby incorporated in this Agreement by reference.

No Voting Rights or Dividends	Your RSUs carry neither voting rights nor rights to cash dividends. You have no rights as a stockholder of the Company unless and until your RSUs are settled by issuing Common Shares.

RSUs Nontransferable	Unless otherwise determined by the Administrator, you may not sell, transfer, assign, pledge or otherwise dispose of any RSUs other than by (a) beneficiary designation, (b) a will or (c) the laws of descent and distribution.

Beneficiary Designation	You may dispose of your RSUs in a written beneficiary designation if, and on the form, authorized by the Company and to the extent such beneficiary designation is valid under applicable law. If you file no beneficiary designation or if none of your designated beneficiaries survives you, then your estate will receive any vested RSUs that you hold at the time of your death.

Withholding Taxes

You represent to the Company that you have been advised to review with your own tax advisors the tax consequences of this award of RSUs and the transactions contemplated by the Grant Notice and this Agreement. You represent that you are relying solely on such advisors or acting on your own accord and not on any statements or representations of the Company or any of its agents.

Regardless of any action the Company or, if applicable, the Parent, Subsidiary or Affiliate employing or retaining you (in any case, the “Employer”) takes with respect to any or all income tax, social insurance, employment tax, payroll tax, payment on account or other tax-related items related to the participation in the Plan and legally applicable to you (“Tax-Related Items”), you acknowledge that the ultimate liability for all Tax-Related Items is and remains your responsibility and may exceed the amount actually withheld by the Company and/or the Employer. You further acknowledge that the Company and the Employer (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the RSUs, including, but not limited to, the grant or vesting of the RSUs, the issuance of Common Shares upon vesting of the RSUs, the subsequent sale of Common Shares acquired pursuant to such vesting and the receipt of any dividends and/or any dividend equivalents; and (2) do not commit to and are under no obligation to structure the terms of the RSUs or any aspect of the RSUs to reduce or eliminate your liability for Tax-Related Items or achieve any particular tax result. Further, if you are subject to tax in more than one jurisdiction, you acknowledge that the Company and/or the Employer may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

No Common Shares will be distributed to you unless you have made arrangements satisfactory to the Company and/or the Employer for the payment of any Tax-Related Items that the Company and/or the Employer determine must be withheld. In this regard, you authorize the Company, at its sole discretion, to satisfy your Tax-Related Items by one or a combination of the following:

•       Withholding the amount of any Tax-Related Items from your wages or other cash compensation paid to you by the Company and/or the Employer.

•      Delivery (including electronically or telephonically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company sufficient funds to satisfy the Tax-Related Items.

•      Withholding Common Shares that would otherwise be issued to you when the RSUs are settled equal in value to the Tax-Related Items.

•      Any other means approved by the Company.

You agree to pay to the Company in cash any amount of Tax-Related Items that the Company does not elect to satisfy by the means described above. To the extent you fail to make satisfactory arrangements for the payment of any required withholding taxes, you will permanently forfeit the applicable RSUs.

Restrictions on Issuance	The Company will not issue any Common Shares to you if the issuance of Common Shares at that time would violate any law or regulation.

Restrictions on Resale	You agree not to sell any Common Shares at a time when applicable laws, Company policies or an agreement between the Company and its underwriters prohibit a sale. This restriction will apply as long as your Service continues and for such period of time after the termination of your Service as the Company may specify.

No Retention Rights	You understand that neither this award nor this Agreement alters the at-will nature of your relationship with the Company. Your award or this Agreement does not give you the right to be retained by the Company, a Parent, Subsidiary, or an Affiliate in any capacity. The Company and its Parents, Subsidiaries, and Affiliates reserve the right to terminate your Service at any time, with or without cause.

Adjustments	In the event of a stock split, a stock dividend or a similar change in Company stock, the number of your RSUs will be adjusted pursuant to the Plan.

Recoupment Policy	This award, and the Common Shares acquired upon settlement of this award, shall be subject to any Company recoupment or clawback policy in effect from time to time.

Titles	Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

Limitations Applicable to Section 16 Persons	Notwithstanding any other provision of the Plan or this Agreement, if you are subject to Section 16 of the Exchange Act, the Plan, the Grant Notice, this Agreement and the RSUs will be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3) that are requirements for the application of such exemptive rule. To the extent applicable laws permit, this Agreement will be deemed amended as necessary to conform to such applicable exemptive rule.

Successors and Assigns	The Company may assign any of its rights under this Agreement to single or multiple assignees, and this Agreement will inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth in this Agreement or the Plan, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.

Conformity to Securities Laws	You acknowledge that the Plan, the Grant Notice and this Agreement are intended to conform to the extent necessary with all applicable laws and, to the extent applicable laws permit, will be deemed amended as necessary to conform to applicable laws.

Severability	In the event that any provision of the Grant Notice or this Agreement is held illegal or invalid, the provision will be severable from, and the illegality or invalidity of the provision will not be construed to have any effect on, the remaining provisions of the Grant Notice or this Agreement.

Applicable Law	This Agreement will be interpreted and enforced under the laws of the State of Delaware (without regard to its choice-of-law provisions).

The Plan and Other Agreements

The text of the Plan is incorporated in this Agreement by reference.

The Plan, this Agreement and the Grant Notice constitute the entire understanding between you and the Company regarding this award. Any prior agreements, commitments or negotiations concerning this award are superseded. This Agreement may be amended only by another written agreement between the parties.

BY ACCEPTING THIS RSU AWARD, YOU AGREE TO ALL OF THE TERMS AND CONDITIONS DESCRIBED ABOVE AND IN THE PLAN.